JM

Johnson Matthey

02 DEC 20 AM 9:43

Robert M. Talley
Vice President, General Counsel and Secretary

December 9, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0018 0738 7370

02060678

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Analyst Site Visit to the US & comment on Current Trading**	**17 September 2002**
2.	**Johnson Matthey to Buy Synetix**	**23 September 2002**
3.	**Johnson Mathey Appoints Two New Non-Executive Directors**	**24 September 2002**
4.	**Johnson Matthey to Merge its Austrailian Gold Refinery with AGR**	**3 October 2002**
5.	**Johnson Matthey Recives German Regulatory Approval of Synetix Acquisition**	**15 October 2002**
6.	**Johnson Matthey Acquires Cascade Biochem**	**18 October 2002**
7.	**Johnson Matthey Completes Principal Part of Synetix Acquisition**	**1 November 2002**
8.	**ICI India's Shareholders Approve Synetix Sale**	**13 November 2002**
9.	**Completion of Synetix Acquisition**	**2 December 2002**
10.	**Johnson Matthey Fuel Cells Limited**	**8 November 2002**
11.	**Interim Results for the half year ended 30 September 2002**	**28 November 2002**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

12/20

Enclosures
cc: S. A. Farrant (w/o encl.)

O:\LG\S\SECU-SEC.doc

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Johnson Matthey News

17 September 2002

Analyst Site Visit to the US & Comment on Current Trading

Johnson Matthey is hosting a visit to its Pharmaceutical Materials and Autocatalyst businesses in the US for chemicals stockbroking analysts during 16th and 17th September 2002. On 17th September, Chris Clark, Chief Executive of Johnson Matthey, will be giving a brief update on current trading. The main points of which are as follows:

Trading in Johnson Matthey's second quarter is in line with expectations. The progress of each of the group's divisions is similar to the first quarter.

Catalysts & Chemicals Division is achieving good growth with the autocatalyst business continuing to benefit from the worldwide introduction of our precision coating technology. Precious Metals Division's profits are down on last year reflecting lower average prices for platinum group metals (pgm's) compared with last year and subdued trading conditions in the pgm markets. Colours & Coatings Division's profitability has improved since the second half of last year as the benefits of the rationalisation programme announced in January come through. Pharmaceutical Materials Division is achieving strong growth benefiting from good sales of the new products launched at the end of last year and good contributions from Macfarlan Smith and Pharm-Eco.

The US dollar has weakened significantly against sterling in the last few months. This will have an impact on the translation of the group's US profits into sterling. Despite this adverse exchange translation and the lower average pgm prices experienced in the first half, the group still expects to deliver growth in profit before tax, exceptional items and

Enquiries:

Gavin Anderson & Co

Howard Lee
Will Swan
020 7554 1400

goodwill amortisation for the six months to 30th September 2002 compared with the same period of last year.	


Johnson Matthey News

23 September 2002

Johnson Matthey To Buy Synetix

Johnson Matthey announced today that it has signed an agreement to buy the Synetix division of ICI for £260 million in cash.

Synetix is a global catalyst business which serves a range of market segments including ammonia, methanol, fine chemicals, edible oils, oleochemicals, oil and gas and polymerisation. These activities complement Johnson Matthey's strong position in precious metal catalysts for a wide range of markets. The acquisition represents further progress in Johnson Matthey's strategy of growing its Catalysts & Chemicals division both organically and by acquisition.

The combination of Johnson Matthey's catalyst businesses with Synetix will present new opportunities to exploit the extensive catalyst technology and research capabilities of both organisations. This will be particularly valuable in new growth segments such as Gas to Liquids (GTL) technology for the energy sector and chiral catalysis for the pharmaceutical industry.

In the year to 31st December 2001 Synetix reported sales of £146 million, EBIT (earnings before interest and taxes) of £24 million and EBITDA (earnings before interest, taxes, depreciation and amortisation) of £30 million. Net operating assets at 31st December 2001 were £109 million. Synetix employs 800 people and has manufacturing sites in the UK, Germany and India.

The transaction is conditional upon regulatory clearance in Germany. The sale of those Synetix businesses which are owned by ICI India Limited is subject to the approval of ICI India Limited's shareholders.

Johnson Matthey will finance this acquisition

Enquiries:

Johnson Matthey

Chris Clark
Chief Executive
020 7269 8435

John Sheldrick
Group Finance Director
020 7269 8438

Ian Godwin,
Group Corporate Communications Manager
020 7269 8410

Gavin Anderson & Co

Howard Lee
Laura Hickman
020 7554 1400

out of existing borrowing facilities. Following the acquisition the group's debt to equity ratio will rise to just under 50%.

Commenting on the transaction Chris Clark, the CEO of Johnson Matthey, said:

"The acquisition of Synetix is a significant step in growing our highly successful Catalyst & Chemicals business and represents excellent value. The combination of Synetix and our existing catalyst businesses will substantially enhance our market leading position in the worldwide catalyst industry."


Johnson Matthey News

24 September 2002

Johnson Matthey Appoints Two New Non-Executive Directors

Johnson Matthey Plc announces the appointment of Alan Thomson and Robert Walvis as non-executive directors of the company. They both join the board today.

Mr Thomson is currently Finance Director of Smiths Group PLC. He was previously Finance Director of Rugby Group PLC and a non-executive director of Laporte PLC. Prior to that he had held a succession of senior financial positions with Courtaulds PLC, Raychem PLC and Wilmot-Breeden (Holdings) Ltd.

Mr Walvis is currently a non-executive director of Balfour Beatty PLC, a Board Adviser to Amerada Hess Corporation Inc. and a Council Member of the Institute of International Affairs. He was previously Chairman, Global Corporate Centre, Shell International Limited and prior to that had held a series of senior management positions within the Royal Dutch Shell Group.

Commenting on these appointments, Michael Miles, Chairman of Johnson Matthey said:

'Mr Thomson and Mr Walvis have a great deal of business experience both in the UK and overseas. I am delighted to welcome them to the board of Johnson Matthey and look forward to their contribution'

Enquiries:

Johnson Matthey

Ian Godwin
Group Corporate Communications Manager
020 7269 8410


Johnson Matthey News

3 October 2002

Johnson Matthey to Merge its Australian Gold Refinery with AGR

Johnson Matthey announces that it is to merge its Australasian gold operations with those of AGR, a gold refining joint venture between the Western Australian Government and Australian Gold Alliance Pty Ltd.

The merger will allow the new entity, which is to be known as AGR Matthey, to focus its combined refining operations on the former AGR site in Perth, and to consolidate its fabricated product activities on the former Johnson Matthey site in Melbourne. This rationalisation will both reduce costs and improve efficiencies.

Johnson Matthey will hold a 20% stake in AGR Matthey and will also receive a payment of Australian $7 million (£2.5million). In addition, the new entity will take over responsibility for its own precious metals leases.

The formation of this new joint venture will give rise to an exceptional loss of approximately £6 million, almost all of which relates to goodwill that arose in 1990 and has already been written off to reserves. There will also be a subsequent exceptional charge of around £2 million arising from Johnson Matthey's share of the rationalisation costs.

Commenting on the merger Chris Clark, Chief Executive of Johnson Matthey said, "Combining these two businesses is a sensible strategic move which will improve the service we can provide to the Australian mining industry, whilst at the same time reducing costs and improving profits".

Enquiries:

Johnson Matthey

David Morgan
Executive Director
Group Corporate Development
020 7269 8405

John Sheldrick
Group Finance Director
020 7269 8438

Ian Godwin
Group Corporate Communications Manager
020 7269 8410


Johnson Matthey News

15 October 2002

Johnson Matthey Receives German Regulatory Approval of Synetix Acquisition

Johnson Matthey has today received competition clearance from the Bundeskartellamt of the Federal Republic of Germany for its acquisition of the Synetix division of ICI.

This means that the main part of the acquisition will be completed on 1st November 2002 although the purchase of those Synetix businesses which are owned by ICI India Limited remains subject to the approval of ICI India Limited's shareholders.

Enquiries:

Johnson Matthey

Ian Godwin
Group Corporate Communications Manager
020 7269 8410

Gavin Anderson & Co

Howard Lee
Laura Hickman
020 7554 1400

18 October 2002

Johnson Matthey Acquires Cascade Biochem

Johnson Matthey announces that it has acquired Cascade Biochem Limited ("Cascade") a small company focused on the manufacture and supply of prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry.

Prostaglandins are complex, chiral molecules that have a variety of applications in cardiovascular, ophthalmic and gastrointestinal medicine. Given their high potency, chemical complexity and the difficulty of their synthesis, prostaglandins are very low volume, high value active pharmaceutical ingredients (APIs). Demand is expected to see good growth in the coming years as new prostaglandin based drugs are brought to market and existing drugs come off patent.

Cascade employs 30 people, mainly highly skilled chemists, at its small scale manufacturing facility in Cork, Ireland and at its research and development laboratories on the university campus at Reading, UK. The Cork facility is cGMP compliant and was approved for API manufacture by the US FDA in May 2001.

The initial purchase price of £2.75 million is subject to adjustment, based on the subsequent performance of the Cascade business, up to a maximum of £8.0 million. After taking into account interest costs, the acquisition will make a small contribution to profit before tax, exceptional items and goodwill amortisation in the current financial year.

Commenting on the acquisition Chris Clark, Chief Executive of Johnson Matthey said:

"Cascade, with its strong position in an

Enquiries:

Johnson Matthey

John Sheldrick
Group Finance Director
020 7269 8438

Ian Godwin
Group Corporate Communications Manager
020 7269 8410

important niche of low volume, high value APIs, is an excellent fit with our existing business. We are delighted to have been able to acquire Cascade and look forward to it contributing to the growth of our Pharmaceutical Materials Division."


Johnson Matthey News

1 November 2002

Johnson Matthey Completes Principal Part of Synetix Acquisition

Johnson Matthey announces that it has today completed its acquisition of the Synetix division of ICI in all territories except India. This transaction was first announced on 23rd September 2002. Completion of the purchase of those Synetix businesses which are owned by ICI India Limited remains subject to the approval of ICI India Limited's shareholders. This is expected before the end of 2002.	**Enquiries:** **Johnson Matthey** John Sheldrick Group Finance Director 020 7269 8438 Ian Godwin Group Corporate Communications Manager 020 7269 8410


Johnson Matthey News

13 November 2002

ICI India's Shareholders Approve Synetix Sale

Yesterday it was announced that ICI India Limited's shareholders had approved the sale of those Synetix businesses owned by ICI India Limited to Johnson Matthey. It is therefore expected that the acquisition of the Synetix businesses in India by Johnson Matthey will complete on 2nd December 2002. This will be the final stage of the transaction that was first announced on 23rd September 2002.	**Enquiries:** **Johnson Matthey** Ian Godwin Group Corporate Communications Manager 020 7269 8410 Howard Lee / Laura Hickman Gavin Anderson & Co 020 7554 1400

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Johnson Matthey News

2 December 2002

Completion of Synetix Acquisition

Johnson Matthey announces that it has today completed its acquisition of the Synetix businesses in India from ICI India Limited. This completes the acquisition of Synetix first announced on 23rd September 2002.	**Enquiries:** **Johnson Matthey** Ian Godwin Group Corporate Communications Manager 020 7269 8410 Howard Lee / Laura Hickman Gavin Anderson & Co 020 7554 1400

For Release at 7.00 am Friday 8th November 2002

Johnson Matthey Fuel Cells Limited

Johnson Matthey announces that Anglo Platinum has taken a 17.5% stake in its fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited.

Johnson Matthey and Anglo Platinum have for many years collaborated on research and development into fuel cell components and enabling technologies, under a long-term agreement announced in May 1993. Anglo Platinum has agreed to contribute its share of the intellectual property rights (IPR) and know-how which has been developed under that agreement, together with a £20 million payment, in return for the 17.5% stake in the new company.

Johnson Matthey Fuel Cells Limited will manufacture and market all the fuel cell components currently being developed by Johnson Matthey including membrane electrode assemblies, fuel processors and fuel cell catalysts. It will continue to be managed as part of the Johnson Matthey group and purchase services from other parts of the group. The relationship with Anglo Platinum will also give the fuel cell business improved access to future platinum supplies.

Chris Clark, Chief Executive of Johnson Matthey commented, "This is another milestone in the commercialisation of our fuel cell technology. The new structure ensures that all the technology jointly developed by Johnson Matthey and Anglo Platinum is owned by our fuel cell subsidiary. We are delighted to continue our partnership with Anglo Platinum in this exciting new business which will become a major user of platinum in the future."

Neil Carson, Executive Director of the Catalysts & Chemicals Division of Johnson Matthey, added, "Several of our key customers have made announcements in recent

months about their own plans to commercialise fuel cell products. We have nearly completed phase 1 of our investment in MEA production at Swindon designed to support these customers, and phase 2 will not be far behind. This is a good time for us to crystallize our longstanding relationship with Anglo Platinum in fuel cells"

Enquiries:

John Sheldrick	Group Finance Director	020 7269 8438
David Morgan	Group Corporate Development Director	020 7269 8405
Ian Godwin	Group Corporate Communications Manager	020 7269 8410
Howard Lee	Gavin Anderson & Co	020 7554 1400

Notes for Editors:

Johnson Matthey Plc is a speciality chemicals company focussed on its core skills in precious metals, catalysts and fine chemicals. The group's principal activities are the manufacture of autocatalysts and pollution control systems, catalysts and components for fuel cells, pharmaceutical compounds, process catalysts and speciality chemicals; the refining, fabrication and marketing of precious metals; and the manufacture of colours and coatings for the ceramic, glass, paint and plastics industries. Its close relationship with Anglo Platinum dates back over 70 years.

The Anglo Platinum Group is the world's leading primary producer of platinum group metals. The group comprises the holding company (Anglo Platinum) and its wholly owned subsidiaries: Rustenburg Platinum Mines, Potgietersrust Platinums Limited and Lebowa Platinum Mines Limited. Anglo Platinum is listed on the Johannesburg and London stock exchanges.

Fuel cells generate power by combining hydrogen and oxygen to produce electricity, heat and water. They use an electrochemical process to produce a direct current, without combustion and without moving parts. Fuel cells thus provide a means of generating power cleanly, quietly and efficiently near to its point of use and offer the prospect of zero emissions transport.

Johnson Matthey has committed many years of effort to developing fuel cell technology and continues to make major investments in its fuel cell business. Today it is the world's leading producer of catalysts and catalysed components for fuel cells.

In April 2000, **Johnson Matthey Fuel Cells** was formed as a separate business unit within the Catalysts & Chemicals Division dedicated to the development and manufacture of catalysts, membrane electrode assemblies (MEAs), fuel processors, and catalysed components for low temperature fuel cell systems. Johnson Matthey Fuel Cells is expanding rapidly and today employs more than 150 people in its research and manufacturing facilities in Europe, the USA and Japan. It is currently constructing a dedicated manufacturing facility for MEAs (the key component at the heart of a proton exchange membrane fuel cell) in Swindon, UK.

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News Release

For Release at 7.00 am Thursday 28th November 2002

Interim Results for the half year ended 30th September 2002

Growth businesses drive increase in earnings in first half

Results

- Operating profit before exceptional items and goodwill amortisation up 5% to £99.3 million
- Profit before tax, exceptional items and goodwill amortisation up 3% to £95.0 million
- Earnings per share before exceptional items and goodwill amortisation up 4% to 30.7 pence
- Interim dividend increased by 4% to 7.8 pence

Business Progress

- Good growth from Catalysts & Chemicals with profits up 7% to £48.3 million despite adverse exchange translation
- Acquisition of Synetix for £260 million will substantially strengthen Johnson Matthey's position in the global catalyst market and provides significant new opportunities for growth
- First phase of fuel cell component factory at Swindon complete
- Strong growth in Pharmaceutical Materials with profits up 45% to £19.0 million and all parts of the division performing well. Acquisition of Cascade Biochem will add to new product growth
- Precious Metals' profits reduced by 13% to £25.4 million as a result of lower average prices and subdued trading conditions for palladium and rhodium. Platinum demand remains strong
- Colours & Coatings' profits 8% down on the first half of last year at £13.3 million but 21% up on the second half as the benefits of the rationalisation programme announced in January come through

Commenting on the results, Chris Clark, Chief Executive of Johnson Matthey said:

"Johnson Matthey has again delivered increases in earnings per share and dividends. We expect the group, including a first-time contribution from the recently acquired Synetix business, to make continued progress year-on-year despite the weaker US dollar and lower prices for palladium and rhodium."

Enquiries:

Chris Clark, Chief Executive, Johnson Matthey	020 7269 8435
John Sheldrick, Group Finance Director, Johnson Matthey	020 7269 8438
Howard Lee / Laura Hickman, Gavin Anderson & Co	020 7554 1400

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey made encouraging progress in the first half of 2002/03. Both Catalysts & Chemicals and Pharmaceutical Materials achieved good profits growth despite adverse exchange translation. In September 2002 we reached agreement to acquire Synetix from ICI plc which will substantially strengthen our position in the global catalyst market. Despite the slowdown in most of the world's major economies we continue to see good long term opportunities in our growth businesses. We will continue to invest in research and development and new production facilities in those parts of the group where we can see the best prospects.

Review of Results

In the six months to 30th September 2002 Johnson Matthey's profit before tax, exceptional items and goodwill amortisation rose by 3% to £95.0 million. Earnings per share before exceptional items and goodwill amortisation rose by 4% to 30.7 pence.

Total sales fell by 15% to £2.2 billion reflecting significantly lower prices for palladium and rhodium and the lower level of trading activity in those metals. Operating profit before exceptional items and goodwill amortisation rose by 5% to £99.3 million.

Goodwill amortisation increased by £2.4 million to £4.8 million as a result of the acquisitions undertaken last year. There were no exceptional items in the first half of this year. Interest rose by £2.1 million to £4.3 million, largely as a result of higher average borrowings.

Dividend

The interim dividend has been increased by 4% to 7.8 pence, in line with the growth in earnings per share before exceptional items and goodwill amortisation.

Operations

Catalysts & Chemicals Division's sales fell by 30% to £526 million, largely as a result of a sharp fall in the palladium price. Sales excluding the value of precious metals were very close to last year at £299 million. The division's operating profit rose by 7% to £48.3 million.

The **Catalytic Systems** business, which encompasses Johnson Matthey's worldwide autocatalyst, heavy duty diesel (HDD) and stationary source emission control business achieved good growth in profits. The market for new automobiles in the USA remained strong in the first half and whilst the European market declined a little, gains in market share for diesel cars helped ensure that the business achieved good operating profit growth.

Our HDD retrofit business has doubled its sales compared to the same period last year with large orders destined for buses in New York, Tokyo and Paris. Our joint development programmes with original equipment customers have also progressed, ahead of the arrival of emissions legislation in 2004/05 and 2007/08.

Chemicals experienced mixed trading conditions. Platinum group metal (pgm) refining demand was weaker with lower palladium and rhodium prices being key factors. Catalyst sales to the fine chemicals industry were strong but were weaker to other end markets. Research Chemicals, our catalogue business, achieved excellent growth, benefiting from strong results from our existing operations and a good contribution from Avocado Research Chemicals which was acquired in February 2002.

The **Fuel Cells** business has continued to make excellent progress. The first phase of our membrane electrode assembly (MEA) manufacturing plant at Swindon has been completed in time to supply a number of key customers who have plans to commercialise fuel cell products in the medium term. First generation MEA products have met our customers' performance targets and are now being supplied to beta test units prior to commercial sales into the premium power sector.

Precious Metals Division's sales fell by 12% to £1.5 billion reflecting lower average prices for palladium and rhodium and subdued trading activity. The division's operating profit fell by 13% to £25.4 million. The platinum price averaged $543 per oz in the first half, very similar to the average for same period last year. Demand for platinum reached a new record, spurred by increased jewellery purchases, especially from China. The use of platinum in autocatalysts also grew, as diesel cars captured further market share in Europe and car manufacturers continue to increase platinum usage at the expense of palladium in response to earlier high prices.

The markets for palladium and rhodium were much less buoyant. The switch away from palladium in autocatalysts was further exacerbated as car manufacturers continued to run down excess inventories. Total palladium demand was down significantly causing the price to fall 40% to an average of $339 per oz. During the same period the rhodium price declined 50% to $840 per oz as supplies exceeded demand. With reduced volumes and volatility, trading margins for palladium and rhodium were subdued.

Our platinum fabrication businesses achieved further growth as strong demand from the medical industry more than offset weaker sales of traditional products. Profits from our gold and silver businesses were weaker reflecting continued pressure on margins.

Colours & Coatings Division increased its sales by 1% to £132 million. Operating profit fell by 8% to £13.3 million compared with the first half of last year but showed a 21% increase on the second half as the benefits of the rationalisation programme announced in January started to come through.

The Structural Ceramics sector, which sells largely to the tile industry, achieved good sales growth but margins continued to be under pressure, particularly in Asia due to the weakness of the dollar against the euro, and profits were down on the first half of last year. Glass performed very well with strong growth in sales and market share. Speciality Coatings also performed well with continuing weakness in the tableware market offset by strong sales into the plastics and surface coatings industries. The rationalisation programme in Staffordshire is on track and will save approaching £4 million in the current year and £7 million next year.

Pharmaceutical Materials Division's sales increased by 63% to £66.3 million. This rise included a full six months' contribution from Macfarlan Smith (Meconic) compared with three months' contribution last year. It also reflected strong growth in all parts of the division. Operating profit rose by 45% to £19.0 million.

The division's US manufacturing business achieved strong growth in sales and profits benefiting from the success of the new products launched towards the end of the last financial year. Macfarlan Smith achieved good results with strong sales of bulk opiates. Pharm-Eco, the division's US-based contract research business, achieved excellent growth both in contract chemistry services and also contract manufacturing of products in clinical trials.

Finance

Exchange Rates

Exchange translation reduced the group's profits by £7.4 million compared with last year. This included a £4.8 million impact from the South African rand, which averaged R15.7/£ compared with R11.8/£ in the first half of last year. The products which the group manufactures in South Africa are generally for export and the group was able to achieve higher prices in rand which largely compensated for this adverse translation effect.

Over 40% of the group's profits are earned in the USA. The US dollar weakened significantly from $1.43/£ in the first half of last year to an average of $1.51/£ for the six months to 30th September 2002. Overall, excluding the South African rand, exchange translation reduced group profits by £2.6 million compared with last year, largely as the result of US dollar weakness.

Interest

In the six months to 30th September 2002, the group's interest charge rose by £2.1 million to £4.3 million. The major reason was higher average borrowings used to finance the acquisitions and share buy-backs undertaken last year. Funding costs for platinum rose significantly in the period reflecting high platinum borrowing rates. Gold and silver interest fell by £1.2 million as lease rates on those metals returned to normal levels.

Taxation

The group's tax charge for the six months period fell by £1.2 million to £28.2 million. Before exceptional items and goodwill amortisation the average tax rate increased slightly to 29.7%.

Cash Flow

Johnson Matthey's net cash flow from operations was £115.7 million, which was slightly ahead of last year. Capital expenditure was slightly lower than last year at £53.4 million but this still represents 2.1 times depreciation and reflects the group's continuing strategy of investing in its growth businesses.

The group's net cash flow was broadly neutral. The group issued £6.8 million of promissory notes in the period relating to the purchase of Avocado Research Chemicals Limited which was acquired at the end of last year. Despite this acquisition expenditure, net borrowings at 30th September fell by £9.6 million to £149.4 million as a result of

favourable exchange translation. Shareholders' funds rose to £ 848.4 million giving gearing (debt/equity) at 30th September 2002 of 18%.

The acquisition of Synetix for £260 million will be funded out of borrowings using existing bank lines. Gearing will rise to around 50%. We intend to refinance some of this borrowing with longer term debt at a later date.

Business Developments

Catalysts & Chemicals Division has continued to perform well and has seen a number of important developments in the first half. Growing concerns that emissions from diesel engines can cause health problems are driving more city governments to require the retrofit of emission control systems to buses and trucks. Johnson Matthey's patented continuously regenerating trap (CRT®) continues to win the majority of this growing business. The first signs are also emerging that the US car manufacturers will follow the European trend and begin to fit diesel engines into light duty vehicles in order to meet fuel consumption targets and reduce US dependence on oil imports. These are positive trends for Johnson Matthey's business as we have a strong position in both light and heavy duty diesel technology.

The end of this financial year will see the completion of our three year programme to refit all of our plants with our benchmark precision coating process equipment. Our customers have welcomed the benefits that this innovation has delivered in terms of raw material control as well as catalyst performance.

On 23rd September 2002 we announced that Johnson Matthey had agreed to buy the Synetix division of ICI for £260 million in cash. Synetix is a global catalyst business which serves a range of market segments including ammonia, methanol, fine chemicals, edible oils, oleochemicals, oil and gas and polymerisation. These activities, which mainly use base metal catalysts, complement Johnson Matthey's strong position in precious metal process catalysts for a wide range of markets.

The catalyst industry is consolidating and Synetix is an excellent fit with our Chemicals business, elevating Johnson Matthey to a strong second position in the global catalyst market. The combination of these businesses provides us with the resources and the full range of technologies to challenge for leadership of this rapidly growing market. It also presents exciting opportunities for future growth, especially in new and expanding market sectors such as Gas to Liquids, manufacturing ultra clean diesel fuel from natural gas, and Chiral catalysis, particularly for the pharmaceutical and fine chemical industries.

During the first half the Chemicals business constructed a pgm chemicals manufacturing facility in Shanghai to serve the rapidly growing market in China. This is currently being commissioned and has been very well received by our customers. The new facility is adjacent to Johnson Matthey's Chinese autocatalyst manufacturing plant, which opened in the summer of 2001 and is now generating profits.

The first phase of our fuel cell factory investment at Swindon has been completed to plan. This has increased our capacity to manufacture MEAs ten fold and has significantly enhanced our process capability.

Further expenditure at Swindon has been approved by the Johnson Matthey board and this will be spent in a phased programme over the next two years as production orders are ramped up. The early commercial applications for fuel cells will be in the premium niche markets of reliable and back up power and our customers are forecasting increased numbers of sample and test stacks in 2003 and 2004, with true commercial sales in 2005. Later in the decade other stationary market niches will begin to be exploited and by 2010 car companies will be making fuel cell cars in limited production runs.

On 8th November 2002 we announced the further strengthening of our important strategic partnership with Anglo Platinum who have taken a 17.5% stake in our fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited. In return for the 17.5% stake Anglo Platinum has contributed its share of the intellectual property rights (IPR) and know-how developed under a long term collaboration agreement announced in May 1993, along with a £20 million payment.

On 3rd October 2002 we announced that we had merged Precious Metals Division's Australian gold operations with those of AGR, a gold refining joint venture between the Western Australian government and Australian Gold Alliance Pty Ltd. The new company, which is to be known as AGR Matthey, will focus its combined refining operations on the former AGR site in Perth and consolidate its fabricated product activities on the former Johnson Matthey site in Melbourne. This rationalisation will both reduce costs and improve efficiencies. Johnson Matthey will hold a 20% stake in the new company.

Colours & Coatings Division continues to make good progress with the rationalisation programme in its UK business announced in January 2002. The benefits of this programme started to come through during the first half. The closure of its major site at Meir is on schedule for completion by the end of the financial year.

Pharmaceutical Materials Division, which became a stand alone division in 2001 following the acquisitions of Pharm-Eco and Macfarlan Smith, continues to perform very well. The benefits of these acquisitions to the division are already apparent, most notably with the opportunity to manufacture morphine and codeine at West Deptford in the US. We are expanding the business at Pharm-Eco both through the recruitment of additional scientists to meet growing customer demand and through investment in additional manufacturing capacity. At Macfarlan Smith, our major project to convert the galantamine extraction facility to the production of concentrated poppy straw, a key intermediate in opiate production, has progressed very well and will soon be fully operational.

In October 2002 we announced the acquisition of Cascade Biochem Limited, a small company focused on the manufacture and supply of prostaglandins and other complex molecules as active pharmaceutical ingredients (APIs) for the pharmaceutical industry. With its focus on low volume, high value APIs Cascade represents an excellent fit with our existing business.

Outlook

Johnson Matthey has again delivered increases in earnings per share and dividends. We expect the group, including a first-time contribution from the recently acquired Synetix business, to make continued progress year-on-year despite the weaker US dollar and lower prices for palladium and rhodium.

Consolidated Balance Sheet

as at 30th September 2002

	30.9.02 £ million	30.9.01 £ million	31.3.02 £ million
Fixed assets			
Goodwill	**176.3**	160.6	182.6
Tangible fixed assets	**500.0**	454.5	495.1
Investments	**2.2**	3.5	2.7
	678.5	618.6	680.4
Current assets			
Stocks	**397.6**	357.2	414.3
Debtors: due within one year	**327.6**	404.4	345.2
Debtors: due after more than one year	**110.3**	106.1	108.8
Short term investments	**15.8**	17.4	16.6
Cash at bank and in hand	**89.1**	66.1	92.6
	940.4	951.2	977.5
Creditors: Amounts falling due within one year			
Borrowings and finance leases	**(85.4)**	(80.5)	(65.8)
Precious metal leases	**(122.1)**	(111.7)	(131.0)
Other creditors	**(321.8)**	(376.2)	(359.2)
Net current assets	**411.1**	382.8	421.5
Total assets less current liabilities	**1,089.6**	1,001.4	1,101.9
Creditors: Amounts falling due after more than one year			
Borrowings and finance leases	**(153.1)**	(93.7)	(185.8)
Other creditors	**(0.5)**	(0.4)	(0.4)
Provisions for liabilities and charges	**(84.1)**	(104.5)	(98.1)
Net assets	**851.9**	802.8	817.6
Capital and reserves			
Called up share capital	**219.3**	218.4	218.7
Share premium account	**131.1**	126.4	128.2
Capital redemption reserve	**4.9**	4.9	4.9
Associates' reserves	**(0.3)**	-	(0.2)
Profit and loss account	**493.4**	448.6	462.1
Shareholders' funds	**848.4**	798.3	813.7
Equity minority interests	**3.5**	4.5	3.9
	851.9	802.8	817.6